EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars)

	Three-month period ended June 30, 2004	Three-month period ended June 30, 2003

Net income	$8,875	$9,218
Deduct: Senior preferred stock
and series A preferred
stock dividends	6,267	6,267

Common share outstanding (A)	$2,608	$2,951
(B)	100	100
Earning per share (A/B)	$ 26	$ 30